

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
John M. Dionisio
Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> **RE:** **AECOM Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 000-52423**

Dear Mr. Dionisio:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief